[American Stock Transfer & Trust Company Letterhead]

                                                           November 4, 2003


Mr. Tom Doodian
Hyperion Funds                           email:  t.doodian@hyperioncapital.com
One Liberty Plaza
165 Broadway, 36th Floor
New York, NY 10006-1404
Dear Mr. Doodian:

     It was a pleasure speaking with you. The process of researching and the selection of a new Transfer Agent to whom you will entrust your shareholder transactions is an important one. Several factors must be considered. Performance and price are among the most important factors, and American Stock Transfer & Trust Company certainly will exceed your expectations on both.

     The prestigious Group Five survey has once again rated AST #1 in client satisfaction, a distinction we have enjoyed for four consecutive years. In spite of this recognition, our commitment to client and shareholder satisfaction has not waned. We recognize that, as the leader in our industry, we must continually strive to improve the level and scope of our services.

     American Stock Transfer & Trust Company acts as Registrar and Transfer Agent for approximately 2,500 public companies. We operate in our own 200,000 sq. ft. building complex.

     American Stock Transfer & Trust Company offers more services than any other Transfer Agent in the industry. The services we offer are of the highest caliber and because of the volume of business we do, we are able to deliver these services at substantial savings.

     American Stock Transfer & Trust Company will provide Hyperion Collateralized Securities Fund, Inc. with complete Registrar and Transfer Agent services for a flat monthly fee of $1,500.00. Please be advised that our fee covers all services that you require including unlimited transfers, legal transfers, account maintenance and shareholder lists. We guarantee this rate for a period of three years.

     The following services are included in American Stock Transfer & Trust Company's flat monthly fee:

TECHNOLOGY

AST's websites, www.amstock.com and www.voteproxy.com offer shareholders the ability to:

o    Review frequently asked questions, including transfer requirements.

o Download the necessary forms to change addresses/replace checks/replace lost stock certificates.

o    Submit proxy votes.

o    E-mail inquiries concerning their account.

AST's websites, www.amstock.com and www.voteproxy.com offer client companies the ability to:

o    Obtain shareholder lists in a variety of formats.

o    Issue stock  options  through the DWAC system via the  Internet.  Optionees accounts at brokerage houses are credited the same day that the instructions are received. Confirmations are issued the same day upon completion.

o    Obtain reports of daily transactions.

AST's website, www.investpower.com offers shareholders the opportunity to:

o Purchase shares in a direct purchase plan entirely online. There is no need to download an enrollment form and mail it in, nor must you place a call in order to activate an account.

o    Rates are significantly lower than those of most brokers.

o The ability to purchase fractional shares allows shareholders to select a dollar amount rather than a specific number of shares.

o    Have dividends automatically applied to purchase new shares.

o    Retrieve account information 24 hours a day, 7 days a week.

AST's Integrated Voice Response System (IVR), permits shareholders to:

o Obtain information on frequently asked questions, including transfer requirements.

o Request address changes/replacement of checks/replacement of lost stock certificates/replacement of 1099's.

o    Submit proxy votes.

o    Obtain information concerning their account.

CERTIFICATES

o        Issuing and registering all stock certificates.

o Issuing stock options through the DWAC system. Optionees' accounts at brokerage houses are credited the same day that instructions are received.

o    Processing legal transfers and transactions requiring special handling.

o    Mailing certificates to shareholders as a result of transfers.

ACCOUNT MAINTENANCE

o    Opening new accounts, consolidating and closing shareholder accounts.

o    Maintaining all shareholder accounts.

o    Processing address changes.

o    Placing, maintaining and removing stop transfers.

o    Posting all debit and credit certificate transactions.

o    Social Security solicitation.

o    Providing a general 800 number for shareholder inquiries.

o    Handling shareholder/broker inquiries, including Internet correspondence.

o        Responding to requests for audit conations.

ANNUAL SHAREHOLDER MEETING

o        Soliciting proxy votes for routine meetings.

o        Imprinting shareholders' names on proxy cards.

o        Receiving remote electronic transmissions from ADP/IECA.

o Transmitting daily proxy tabulation reports to the company via facsimile or telephone.

o        Verifying broker bills.

o        Contacting brokers and nominees for votes before annual meetings.

o        Tabulating proxies.

o        Preparing Proxy Tabulation Reports.

LISTS AND MAILINGS

o        Enclosing multiple proxy cards to same household in one envelope.

o Monitoring and, suppressing undeliverable mail until comet address is located.

o        Furnishing unlimited shareholder lists, in any sequence.

o Providing geographical detail reports of stocks issued/surrendered for a specific period.

o        Providing unlimited sets of mailing labels.

CASH DISTRIBUTION PAYMENTS

o        Prepaying and issuing checks to shareholders.

o        Inserting all required enclosures.

o        ACH/Direct Deposit services.

o        Issuing replacement checks.

o        Maintaining Postal return items.

o        Providing check registers to company.

DIVIDEND REINVESTMENT LAN ADMINISTRATION

o        Opening and maintaining participant accounts.

o Acknowledging and processing reinvestment, direct debit and optional cash payments.

o        Corresponding with plan participants.

o    Mailing proceeds to plan participants liquidating or terminating the plan.

o        Mailing year-end tax information to plats participants and the IRS.

o        Providing periodic investment reports to the company.

TAX FORMS

o        Furnishing year-end 1099 forms to shareholders.

o        Replacing lost 1099 forms to shareholders.

o        Escheatment reports furnished to various state agencies.

REMOTE ACCESS

     This service gives you the ability to directly access your shareholder database. The following options are available:

o        Shareholder lists.

o        Share range analysis.

o        Certificate history.

o        Geographic analysis.

o        Net change analysis.

o        Proxy tabulation.

o        List of 50 largest shareholders.

o        Shareholder addressees, correspondence and maintenance.

o        Certificate information.

o        Proxy tabulation.

     All certificate issuance's, reports, labels, transfers, and transactions, described above will be provided to you and your shareholders on an unlimited bass.

     The following services are standard with us. It is indicative of the level of service which you can expect to receive from us.

o    Inquiries from Shareholders are answered by personal letter promptly.

o    Address changes are promptly processed and acknowledged.

o    Stock options are issued the same day as the request is received.

o    Rule 144 transfers are processed the same day they are received.

o Requests for shareholder lists and other reports are promptly delivered to the Company.